Filed in the Office of	Business Number
Barbara K. Cegavske	**E0695212008-6**
	Filing Number
	20190299751
Secretary of State	Filed On
State Of Nevada	**11/21/2019 10:47:00 AM**
	Number of Pages
	1



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:

Comstock Mining Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

790,000,000 - common stock, par value of $0.000666, per share
50,000,000 - preferred stock, par value of $0.000666, per share

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

158,000,000 - common stock, par value of $0.000666, per share
50,000,000 - preferred stock, par value of $0.000666, per share

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

5:1 reverse stock split; 126,970,215 issued and outstanding shares of common stock pre-split; ~25,394,043 issued and outstanding shares of common stock post-split.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No issuance of fractional shares; each fractional share is rounded up to the next whole share.

7. Effective date and time of filing: (optional)   Date: 11/27/19   Time: 23:59

8. Signature: (required)   (must not be later than 90 days after the certificate is filed)

X _____   Executive Chairman & CEO
Signature of Officer   Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Split
Revised: 1-5-15